SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC File No. 000-23567

     (CHECK ONE) |X| Form 10-K and Form 10-KSB |_| Form 11-K |_| Form 20-F
                  |_| Form 10-Q and Form 10-QSB |_| Form N-SAR

                       For Period Ended December 31, 2006
             --------------------------------------------------------

|_| Transition Report on Form 10-K and Form KSB
|_| Transition Report on Form20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q andForm 10-QSB
|_| Transition Report on Form N-SAR

For the transition period ended _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:         EarthShell Corporation
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Former name if applicable:
                                ------------------------

Address of principal executive office (Street and Number)

                                    1301 York Rd.
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City, State and Zip Code         Lutherville, MD 21093
                                ------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [x]

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)

The registrant is unable to file its Annual Report on Form 10-K for the period ended December 31, 2006 on a timely basis due to the lack of resources to retain its former independent auditors to complete an audit of the Company's financial statements for the year ended December 31, 2006. On January 19, 2007, the Company filed a voluntary petition for relief with the U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). under Chapter 11 of the US Bankruptcy Code and is in the process of either reorganizing or liquidating registrant's assets. In the event that the registrant is able to secure court approval of a reorganization plan and to secure debtor-in-possession financing adequate to fund it operations on a go forward basis, including the audit of its books for the year ended December 31, 2006, it will file its Form 10-K as soon thereafter as possible.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

    William Mooney            (410)               847-9420
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        (Name)             (Area Code)       (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the year ended December 31, 3006 may vary significantly from the results for the period ended December 31, 2005, depending on the outcome of the Chapter 11 proceedings. Until that determination is made, it is impossible to quantify the changes.

                             EarthShell Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:   March 30, 2007            BY:  /s/ William Mooney
         ----------------               -------------------------------
                                        William Mooney
                                        Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

       Intentional misstatements or omissions of fact constitute Federal
                    Criminal violations (See 18 U.S.C. 1001)